06017844

AM/STOEX-GN/06

ADITYA BIRLA GROUP

October 10, 2006

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

SUPPL

Reg : Hindalco Industries Limited
Rule 1283-2(b) Exemption file No. 82-3428

Dear Sir,

Sub : Compliance with Clause 49 of the Listing Agreement

Please find enclosed herewith Quarterly Compliance Report on Corporate Governance, for the quarter ended **30th September, 2006**.

Please find the above in order and acknowledge.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
General Manager &
Company Secretary

Encl : as above

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL

RECEIVED
2006 OCT 25 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

10/31

Hindalco Industries Ltd

Quarter ending on : **30/09/2006.**

Particulars	Clause of Listing Agreement	Compliance Status Yes/ No	Remarks
I Board of Directors	49 I		
(A) Composition of Board	49 (I A)	Yes	
(B) Non Executive Directors' compensation & disclosure	49 (IB)	Yes	The commission paid to Directors is approved by the General Meeting. The sitting fee paid to Directors is approved by the Board of Directors.
(C) Other provisions as to Board and committee	49 (IC)	Yes	
(D) Code of Conduct	49(ID)	Yes	
II Audit Committee	49(II)	Yes	
(A) Qualified and independent Audit Committee	49(IIA)	Yes	
(B) Meeting of Audit committee	49(IIB)	Yes	
(C) Power of Audit Committee	49(IIC)	Yes	
(D)Role of Audit Committee	49(IID)	Yes	
(E) Review of information by Audit Committee	49(IIE)	Yes	
III Subsidiary Companies	49(III)	Yes	The company has no material unlisted subsidiary company. However, other provisions in connection with subsidiary companies are complied with..
IV Disclosure	49(IV)		
(A) Basis of related party transaction	49(IVA)	Yes	
(B) Board disclosures	49(IVB & C)	Yes	
(C) Proceeds from public issues, right issues, preferential issues etc	49(IVD)	Yes	The details of usage of proceeds of right issue is placed in the notes to the. Financial Results published as per Clause 41 of the Listing agreement.
(D) Remuneration of Directors	49(IVE)	Yes	The Company has one executive Director and remuneration of executive director is approved by the Board of Director
(E) Management	49(IVF)	Yes	
(F) Shareholders	49(IVG)	Yes	
V CEO/CFO Certification	49(V)	Yes	
VI Report on Corporate Governance	49(VI)	Yes	The report as per the revised clause 49 published in the Annual Report for F.Y. 2005-06.
VII Compliance	49(VII)	Yes	The certificate obtained from the Statutory Auditors of the Company on compliance of the conditions of Corporate Governance is published in the Annual Report for F.Y. 2005-06.

HINDALCO INDUSTRIES LIMITED MUMBAI